                                        (Letterhead of MacKenzie Partners, Inc.)

FOR IMMEDIATE RELEASE:

              SECURITAS AB ANNOUNCES COMPLETION OF TENDER OFFER FOR
                                PINKERTON'S, INC.

Stockholm, Sweden, March 26, 1999 - Securitas AB announced today that its wholly owned subsidiary, Securitas Acquisition Corp., has accepted for payment approximately 12,157,500 shares of common stock of Pinkerton's, Inc. (NYSE:
PKT), representing approximately 99.3% of the outstanding shares of Pinkerton's, Inc. (including approximately 99,000 tendered by means of guaranteed delivery), at $29.00 per share in cash in accordance with its tender offer for all outstanding shares of Pinkerton's, Inc. Approximately 94,000 shares of Pinkerton's, Inc. were not tendered and remain outstanding. The tender offer expired at 12:00 Midnight, New York City time on Thursday, March 25, 1999.

Securitas AB intends to promptly merge Securitas Acquisition Corp. with and into Pinkerton's, Inc. in accordance with Delaware's short form merger provisions. As a result of the merger, Pinkerton's, Inc. will become an indirect, wholly owned subsidiary of Securitas AB and each remaining outstanding share of Pinkerton's, Inc. will be converted, subject to appraisal rights, into the right to receive $29.00 in cash, without interest.

Pinkerton's, Inc. is the second largest operator in the U.S. guard services industry and has 250 offices and 48,000 employees throughout the United States, Canada, Mexico, Europe and Asia. Pinkerton's, Inc. has about 5,000 clients to which it offers guard services, alarm installation and monitoring and security consulting and investigative services.

Securitas AB is the leading European Security Company and operates in sixteen European countries. Annual sales in 1998 amounted to SEK 13.7 billion (US$ 1.8 billion). Securitas AB has more than 66,000 employees. France, Germany and Sweden are its largest countries of operation.

Contacts:  Thomas Berglund, President and CEO
           Amund Skarholt, Executive Vice President and COO
           Hakan Winberg, Executive Vice President and CFO
           Camilla Weiner, Manager, Investor Relations
           Telephone: 46 8 657 74 00